

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 18, 2011

Via U.S. Mail and Fax
David Pressler
Chief Executive Officer
RPM Advantage Inc.
810 S. Mason Road
Suite 260
Houston, TX 77450

> **Re:** **RPM Advantage, Inc.**
> **Item 4.01 Form 8-K**
> **Filed   January 11, 2011**
> **File No.   000-27067**

Dear Mr. Pressler:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director